FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         September 2, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Supplementary information to the "Document de Reference"

                               EXHIBIT LIST

Exhibit           Description

99.1     Supplementary information to the "Document de Reference"

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: September 2, 2003

EX-99.1
Supplementary information to the "Document de Reference"

Exhibit 99.1

Supplementary information to the "Document de Reference"

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect", "anticipate", "estimated", "project", "plan", "pro forma" and "intend" or future or conditional verbs such as "will", "would" or "may". Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate,changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                                                   1
JULY 29,  2003   SUPPLEMENTARY   INFORMATION   TO  THE  "DOCUMENT  DE
REFERENCE" Num. D.02-1884 FILED WITH THE COMMISSION DES OPERATIONS DE BOURSE ON DECEMBER 26, 2002

FINANCIAL COVENANTS:
-----------------------------------------------------------------------

As of August 31, 2002, Group borrowings totaled 2,693 million euro. The 305 million euro and 300 million euro bond issues, redeemable on June 7, 2004 and March 16, 2009, respectively, are not subject to any financial ratio covenants.

The credit facilities arranged in April 2001 with a syndicate of banks amounted to 818 million U.S. dollars as of August 31, 2002 (refer to page 82, note 19b in the Reference document). The terms for these borrowings include accelerated repayment conditions which are typical for syndicated credit of this nature. Also included in the terms are various specific covenants linked to the level of ownership in Sodexho Alliance held by Bellon S.A., which is not permitted to be lower than 33.33%, as well as to levels of the Group's total consolidated net debt, its EBITA and its net financial expense.

The ratios, which are defined for each half-year point and calculated based on a rolling 12 months, are as follows:



                       August 31,          February 28,     August 31,
                       2002                2003             2003


Net debt / EBITDA *        < 2.25          < 2.50           < 2.25


EBITA / Financial          > 3.50          > 3.30           > 3.50
expense *



* These four items are defined in the credit facilities agreement. These definitions differ in several respects from accounting definitions.
  For example, in the definition provided in the covenants, net debt does not included restricted cash. As such, the financial covenants cannot be rcalculated from the published financial statements. The Group was in compliance with the above requirements as of August 31, 2002 and February 28, 2003.


Should a covenant requirement not be met, the credit facilities agent or the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities. Accelerated repayment of the credit facilities gives the holders of the 1 billion euro bond issue maturing March 25, 2009 the right to require repayment of the bonds.


FOOD AND MANAGEMENT SERVICES CONTRACTS:
-----------------------------------------------------------------------

We use two main contract types in the Food and Management Services activity: profit and loss contracts and management fee contracts.
These contracts differ in terms of the amount of financial risk borne by the service provider.

In profit and loss contracts, the service provider receives all revenue derived from and bears all expenses incurred in providing the services. Profit and loss contracts generally include periodic indexing clauses.

In management fee contracts the client is responsible, either directly or through reimbursement, for all of the costs related to the service provided regardless of the revenues volume. The service provider's fee is paid in the form of a fixed or variable commission.

In practice, our contracts may include characteristics of both types of contracts. We estimate that nearly 60% of our contracts are generally of the profit and loss type.

INSURANCE:
-----------------------------------------------------------------------

The total cost of the main insurance policies of the Sodexho Group is approximately 80 million euro, or approximately 0.64 % of 2001/2002 consolidated revenues. More than half (43 million euro) of this amount relates to coverage for industrial accident risks (workers' compensation) in the United States, Canada and Australia. In North America insurance costs totaled 58 million euro, which is 73 % of the total cost of insurance for the Group.


FINANCIAL STRUCTURE OF BELLON S.A.:
-----------------------------------------------------------------------

As of December 31, 2002, the permanent capital of Bellon S.A. covered 96% of the long-term assets. Bellon S.A.'s long term debt represents 121% of its shareholders' equity and unrealized tax provisions. Its financial debt represents only 57% of its assets.



GROUP OFF BALANCE SHEET COMMITMENTS:
-----------------------------------------------------------------------


                                      August 31, 2002     August 31, 2001


o Payment commitments
  made to third parties                       41                 46

o Rental property
  performance bonds                           62                 36

o Performance bonds
  provided to clients                         22                 25

o Other commitments                           18                  8
                                           -----              -----

TOTAL                                        143                115
                                           -----              -----
                                           -----              -----


To our knowledge there are no other significant commitments of the nature described above.

o Collateral:

  In connection with the Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have pledged cash amounts to various banks. This cash represents in total an amount less than 20% of restricted cash. Other collateral-based commitments (pledges of equipment or buildings) agreed to by Sodexho Alliance and its subsidiaries in connection with their operational activities during the year 2001/2002 were not significant.

o Commitments to sell shares:

  The Group is committed to deliver the following:

  - 2,734,906   Sodexho   Alliance   shares  to   employees  of Sodexho, Inc.
    at an average price of 25.60 U.S. dollars in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001. These shares are deliverable as follows:

    - Currently through August 31, 2011:  870,141 shares
    - From August 31, 2003 until August 31, 2011 at the latest:976,445 shares
    - From  August 31, 2004 until August 31, 2011 at the latest:665,848 shares
    - From  August 31, 2005 until August 31, 2011 at the  latest:222,472 shares

  - 2,198,618 Sodexho Alliance shares granted by the Board of Directors to employees of the Group in connection with different stock option plans at an average exercise price of 46.44 euro. These shares are deliverable as follows:

    - From March 2004 to January 2005:237,507 shares
    - From March 2005 to January 2006:330,754 shares
    - From January 2006 to January 2007:453,340 shares
    - From January 2006 to January 2008:1,177,017 shares



AUDIT FEES FOR 2001/2002 :

Audit fees

(In thousands of euro)


Description                            PWC (1)                 O. BELNET (1)

Audit                            Amount         %            Amount        %


-   Audit of statutory
    financial statements,
    consolidation pack and
    consolidated financial
    statements                    4,578        11              29         100

-   Other audit related
    services                        655         2
                                  ----------------            ----------------
Audit sub-total                   5,233        13              29         100



Other services

-   Tax, legal and
    compensation related          2,935         7

-   Information technology (2)   31,373        79

-   Other                           221         1
                                 -----------------            ----------------
Other services sub-total         34,529        87               0           0

                                 -----------------            ----------------
TOTAL                            39,762       100              29         100
                                 -----------------            ----------------
                                 -----------------            ----------------

(1) PricewaterhouseCoopers audits most of the Group's subsidiaries. The O. Belnet firm reported on the statutory and consolidated financial statements of Sodexho Alliance. The fees paid by Group subsidiaries to audit firms other than PricewaterhouseCoopers, in connection with the audit of the accounts, totaled 1,144 thousand euro.

(2) Includes fees paid to the consulting arm of PricewaterhouseCoopers in connection with implementation of an Enterprise Resource Planning System (ERP), primarily in foreign subsidiaries (United States and United Kingdom). This consulting entity was sold by PricewaterhouseCoopers on October 4, 2002.



ATTESTATION FROM THE SUPERVISOR OF THE ANNUAL REPORT REGISTERED AS "DOCUMENT DE REFERENCE" UNDER FRENCH LAW:



To our knowledge, the information provided in this rectifying document to our "Document de Reference" (file No. D.02-1884) which was filed with the Commission des Operations de Bourse on December 26, 2002 is in accordance with the reality; it includes all information necessary to allow investors to make their own assessment about the patrimony, the activity, the financial situation, the profits and the outlook of the Company; there is no omission that would impact this information.


Chairman of the Board of Directors




Pierre Bellon










ATTESTATION OF THE SUPERVISORS OF THE AUDIT OF THE ACCOUNTS:
-----------------------------------------------------------------------




SODEXHO ALLIANCE

STATUTORY AUDITORS' REPORT
ON THE RECTIFICATIONS TO
THE  "DOCUMENT DE REFERENCE"



PricewaterhouseCoopers Audit                           Olivier Belnet

32, rue Guersant                                       65, rue Breteuil
75833 Paris Cedex 17                                   13006 Marseille

STATUTORY AUDITORS' REPORT
ON THE RECTIFICATIONS TO THE
"DOCUMENT DE REFERENCE"

To the shareholders of
SODEXHO ALLIANCE
3, avenue Newton
78180 Montigny le Bretonneux

Ladies and gentleman:

In our capacity as auditors of Sodexho Alliance and in application of COB 98-01, we have verified, in accordance with the professional standards applied in France, the financial information relating to the statutory financial statements of Sodexho Alliance for the years ended August 31, 2001 and 2002 contained in the attached document, the "document de reference" (reference document No. D.02-1884) registered with the COB.

The Chairman of the Board of Directors is responsible for this rectifying document. Our responsibility is to report on the fairness of the information included in this document with respect to the financial position and the financial statements of Sodexho Alliance.

On December 23, 2002 we reported on the "document de reference" and concluded that, based on our work, we had no observations to make regarding the truthfulness of this information or its consistency with the consolidated financial statements. We have no basis for revising this opinion for events occurring subsequent to December 23, 2002.

Our procedures were conducted in accordance with professional standards applied in France, and included an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued a report.

Our procedures also included the reading of the other consolidated financial information for 2002 appearing in the reference document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have detected in reading the other information based on our general knowledge of the company obtained during the course of our engagement.

We have no observations to make regarding the truthfulness of this information or its consistency with the consolidated financial statements.

Paris and Marseille, July 29, 2003

                        The statutory auditors

PricewaterhouseCoopers Audit                           Olivier Belnet



Gerard Dantheny



About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services.With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002.The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.3 billion euro. The Sodexho Alliance share has been listed since
April 3, 2002, on the New York Stock Exchange.



Press Relations : Jerome Chambin
Tel: + 33 (1) 30 85 74 18  Fax: + 33 (1) 30 85 52 32
E-mail: Jerome.Chambin@sodexhoalliance.com

Investor Relations : Jean-Jacques Vironda
Tel: + 33 (1) 30 85 29 39  Fax: + 33 (1) 30 85 51 81
E-mail: Jean-Jacques.Vironda@sodexhoalliance.com